United Surgical Partners International, Inc.
15305 Dallas Parkway
Suite 1600
Addison, Texas 75001

March 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Adé K. Heyliger

Re:	United Surgical Partners International, Inc.
Schedule 13E-3 filed February 5, 2007
File No. 005-62341

Preliminary Proxy Statement on Schedule 14A filed February 5, 2007
File No. 000-32837

Dear Mr. Heyliger:

In connection with the filing with the Securities and Exchange Commission (the “Commission”) by United Surgical Partners International, Inc. (the “Company”) of (1) the Definitive Proxy Statement (the “Definitive Proxy Statement”) on Schedule 14A and (2) Amendment No. 1 (the “Schedule 13E-3 Amendment” and together with the Definitive Proxy Statement and the Preliminary Proxy Statement on Schedule 14A filed by the Company on February 5, 2007, the “Filings”) to the Schedule 13E-3 filed by the Company on February 5, 2007, which were filed in response to the comments of the staff of the Commission (the “Staff”) set forth in their letter dated February 16, 2007, the undersigned hereby acknowledge that:

•                                          the undersigned are responsible for the adequacy and accuracy of the disclosures contained in the Filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                          the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

By:	/s/ William H. Wilcox
Name:	William H. Wilcox
Title:	Chief Executive Officer

UNCN HOLDINGS, INC.

By	/s/ D. Scott Mackesy
Name:	D. Scott Mackesy
Title:	President

UNCN ACQUISITION CORP.

By:	/s/ D. Scott Mackesy
Name:	D. Scott Mackesy
Title:	President

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By:	WCAS X Associates, LLC,
its general partner

	By:	/s/ D. Scott Mackesy
	Name:	D. Scott Mackesy
	Title:	Welsh, Carson, Anderson & Stowe

WCAS X ASSOCIATES LLC

By:	/s/ D. Scott Mackesy
Name:	D. Scott Mackesy
Title:	Welsh, Carson, Anderson & Stowe

/s/ Paul B. Queally
Paul B. Queally

/s/ Donald E. Steen
Donald E. Steen

/s/ William H. Wilcox
William H. Wilcox